21.1	Subsidiaries of the Company

Subsidiaries of Dynasil Corporation of America

Jurisdiction of Incorporation
Dynasil International, Inc (Inactive)	New Jersey
Hibshman Corporation (Inactive)	California
Optometrics Corporation	Massachusetts
Evaporated Metal Films Corporation	New York
Radiation Monitoring Devices, Inc.	Massachusetts
RMD Instruments Corporation	Massachusetts
Hilger Crystals, Ltd.	United Kingdom
Dynasil Biomedical Corporation	Delaware